SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of June, 2008

AIXTRON AKTIENGESELLSCHAFT
(Translation of registrant’s name into English)

Kackertstrasse
D-52072 Aachen
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON AG / Total Voting Rights announcement

AIXTRON AG hereby announces that at the end of the month June 2008 the number of Voting Rights amounts to a total of 90894616 Voting Rights. The change of Total Voting Rights is effective as of June 30, 2008.

30.06.2008

Language: English
Issuer: AIXTRON AG
Kackertstr. 15-17
52072 Aachen
Deutschland

Internet: www.aixtron.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AIXTRON AG

Date:	June 30, 2008	By:	/s/ Paul Hyland
			Name:	Paul Hyland
			Title:	President and CEO

		By:	/s/ Wolfgang Breme
			Name:	Wolfgang Breme
			Title:	CFO